EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

SHAREHOLDER MEETING RESULTS

On March 1, 2010, a special shareholder meeting (Meeting) for Ivy Funds VIP Mortgage Securities was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve a Plan of Reorganization and Termination providing for the transfer all of the assets of Ivy Funds VIP Mortgage Securities to, and assumption of all of the liabilities of Ivy Funds VIP Mortgage Securities by, Ivy Funds VIP Bond in exchange for shares of Ivy Funds VIP Bond and the distribution of such shares to the shareholders of Ivy Funds VIP Mortgage Securities in complete liquidation of Ivy Funds VIP Mortgage Securities.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL

Ivy Funds VIP Mortgage Securities	5,481,982.658	154,926.821	313,892.213	5,950,801.692